Exhibit 99.6


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       ELBIT MEDICAL IMAGING LTD. ANNOUNCES DISTRIBUTION OF CASH DIVIDEND

TEL AVIV, Israel - February 7, 2005 - Elbit Medical Imaging Ltd. (NASDAQ: EMITF) (the "Company") announced today that its board of directors has declared a dividend in an aggregate amount of $37 million (approximately $1.717 per Ordinary Share outstanding on the date hereof). The dividend is payable on or about March 17, 2005 to shareholders of record as of March 2, 2005.

In the event of the exercise, prior to the record date, of all outstanding 350,000 options into 350,000 Ordinary Shares, which constitute as of the date hereof, all of the Company's securities convertible or exercisable into Ordinary Shares, the dividend will amount to approximately $1.689 per Ordinary Share.

The dividends will be paid to the Company's shareholders net of taxes to be withheld in source pursuant to Israeli law.

      EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. and focuses on four main fields of operations: Commercial and Entertainment Malls through its subsidiary Plaza Centers (Europe) BV; the Hotel segment through its subsidiary Elscint Limited.; Image guided treatment through InSightec - Image Guided Treatment Ltd.; and venture capital investments in the telecommunications business.

Any forward looking statements with respect to Elbit's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of Elbit's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.


Company Contact:                          Investor Contact:
----------------                          -----------------
Shimon Yitzhaki                           Rachel Levine
Elbit Medical Imaging Ltd.                The Anne McBride Company
syitzhaki@europe-israel.com               rlevine@annemcbride.com
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+011-972-3-608-6000                       +212-983-1702 x207